Exhibit 3.1

Amendment, dated December 29, 2006, to the
Amended and Restated Bylaws dated March 28, 2003 of Citizens Banking Corporation

     The Bylaws of Citizens are hereby amended to insert following new section as the last section of Article III:

     SECTION 14. (a) The board of directors of the corporation shall include: (i) until Citizens’ 2008 annual shareholders’ meeting, nine (9) Citizens Continuing Directors and seven (7) Republic Continuing Directors; (ii) following Citizens’ 2008 annual shareholders’ meeting and until the 2009 annual shareholders’ meeting, eight (8) Citizens Continuing Directors and six (6) Republic Continuing Directors; and (iii) following Citizens’ 2009 annual shareholders’ meeting and until the 2010 shareholders’ meeting, seven (7) Citizens Continuing Directors and five (5) Republic Continuing Directors. On each of the foregoing dates, the Citizens Continuing Directors, acting by majority vote, shall select one Citizens Continuing Director to resign from the board of directors (and such director shall resign), and the Republic Continuing Directors, acting by majority vote, shall select one Republic Continuing Director to resign from the board of directors (and such director shall resign); provided, that neither Mr. Hartman, Mr. Campbell nor Mr. Cluckey shall be selected to resign pursuant to the foregoing. All vacancies on the board of directors of the corporation created by the cessation of service of a Citizens Continuing Director shall be filled by a nominee proposed to the Corporate Governance and Nominating Committee of the board of directors by a majority of the remaining Citizens Continuing Directors, and all vacancies on the board of directors created by the cessation of service of a Republic Continuing Director shall be filled by a nominee proposed to the Corporate Governance and Nominating Committee of the board of directors by a majority of the remaining Republic Continuing Directors. The terms “Continuing Citizens Directors” and “Continuing Republic Directors” shall for purposes of this Section 14 mean, respectively, the directors of Citizens or Republic, as the case may be, as of the Effective Time (as defined in the Agreement and Plan of Merger, dated as of June 26, 2006, by and between Citizens and Republic (the “Merger Agreement”) who were selected to be directors of Citizens as of the Effective Time by Citizens or Republic, as the case may be, prior to the Effective Time pursuant to the Merger Agreement, and any additional directors of Citizens who take office after the Effective Time who are nominated, or proposed to the Corporate Governance and Nominating Committee of the Board of Directors of Citizens, by a majority of the Continuing Citizens Directors or the Continuing Republic Directors, as the case may be.

     (b) Until Citizens’ 2010 annual shareholders’ meeting, any amendment of or change to Section 14(a) of these Bylaws shall require the affirmative vote of at least 75% of the full board of directors of the corporation.